INNEXUS BIOTECHNOLOGY INC.
NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of InNEXUS BIOTECHNOLOGY INC. (the “Company”) will be held at the Boardroom, Marriott Courtyard Hotel @ the Mayo Clinic, 13444 East Shea Boulevard, Scottsdale, AZ, 85259, on the 17th day of March, 2008 at the hour of 8:00 in the morning, Mountain Standard Time, for the following purposes:
1.	To receive and consider the annual report of the Directors to the shareholders;

2.	To receive and consider the audited financial statements of the Company for the year ended June 30, 2007, and the auditors’ report thereon;

3.	To appoint auditors for the ensuing year and to authorize the Directors to fix the auditors’ remuneration;

4.	To determine the number of directors of the Company at six (6);

5.	To elect the directors for the ensuing year;

6.	To consider, and if thought fit, pass an ordinary resolution, to approve an amendment to the existing Stock Option Plan increasing the maximum number of common shares which may be issued pursuant to options granted from the existing 6,330,603 shares to 10,746,923 shares.

7.	To transact such other business as may properly come before the meeting.
An Information Circular, Form of Proxy, Notes to Proxy and Supplemental Mailing List Return Card also accompany this Notice of Meeting. A copy of the audited Financial Reports as at June 30, 2007 has been filed on the SEDAR filing system, and may be viewed by interested shareholders by visiting the SEDAR website at www.sedar.com.
SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY’S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE. THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 2ND FLOOR — 510 BURRARD STREET, VANCOUVER, BC, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING. THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.
IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.
Dated at Vancouver, British Columbia, this 15th day of February, 2008.
BY ORDER OF THE BOARD

Jeff Morhet
Chairman of the Board of Directors
InNEXUS BIOTECHNOLOGY INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR
1. SOLICITATION OF PROXIES
This Information Circular is furnished to the common shareholders (“shareholders”) by the Board of Directors of InNEXUS BIOTECHNOLOGY INC. (the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 8:00 AM on March 17, 2008 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY. To be used at this meeting, the completed Proxy Form should be deposited at the office of Pacific Corporate Trust Company, 2nd Floor — 510 Burrard Street, Vancouver, BC, at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by the Board of Directors will be borne by the Company.
2. REVOCABILITY OF PROXIES
A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Pacific Corporate Trust Company, 2nd Floor — 510 Burrard Street, Vancouver, BC 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting); or (b) attending the meeting in person and registering with the scrutineers as a shareholder personally present.
3. EXERCISE OF DISCRETION BY PROXIES
A shareholder’s instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder’s votes on any ballot that may be called for. IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.
The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.
4. NON-REGISTEERED HOLDERS
Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder. A Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or
(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.
In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
5. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditors and any interest from the ownership of shares of the Company where the Shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” and as otherwise disclosed herein.
6. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company has an authorized share structure consisting of Unlimited Common Shares (the “Common Shares”) without par value and 27,500 Convertible Preferred Shares (the “Preferred Shares”) without par value. Each Common Share carries the right to one vote. As of February 11, 2008, 53,734,616 Common Shares were issued as fully paid and non-assessable. The central securities register of the Company will not be closed, but the Board of Directors has fixed February 11, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting. A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of Pacific Corporate Trust Company, 2nd Floor — 510 Burrard Street, Vancouver, BC.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, as at the date hereof, except as follows:

	Number of	Percentage of
Name and Address	Shares	Issued Shares
CDS & Co. , PO Box 1038 Stn. A, 25 The Esplanade, Toronto, ON, M5W 1G5 Beneficial Ownership not known by Management of the Company	35,351,091	65.8%
CEDE & Co. PO Box 222, Bowling Green, Station New York, NY, 10274 Beneficial Ownership not known by Management of the Company	9,706,493	18.1%
7. VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING
Under the Company’s Articles, subject to the special rights and restrictions attached to the shares of any class or series of shares, a quorum for the transaction of business at a meeting of shareholders is two persons who are shareholders, or who represented by proxy, in the aggregate, hold at least one-twentieth of the issued shares entitled to be voted at the meeting. Under the Company’s Articles and the Business Corporations Act (British Columbia), a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the resolutions referred to in the accompanying Notice of Meeting.
8. APPOINTMENT OF AUDITORS
The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountant, Box 10426, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3, as auditors of the Company to hold office until the next Annual General Meeting of shareholders. KPMG have been auditors of the Company since June 30, 2003.
9. NUMBER OF AND ELECTION OF DIRECTORS
The Shareholders of the Company will be asked to pass an Ordinary Resolution to determine the number of directors of the Company at six (6). The Management of the Company recommends to the Shareholders that the resolution be passed.
The Board of Directors presently consists of seven (7) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.
The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.
The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

			Common Shares
			Beneficially
			Owned or
Name, Municipality of	Present and if not a Current Director		controlled
Residence and Position with	elected by Shareholders, Principal	Date of Appointment	Directly or
Company	Occupation during the last five years	as Director	Indirectly
Jeffrey Alan Morhet, Gilbert, Arizona, USA President, CEO & Chairman of the Board of Directors	VP Operations, InNexus Biotechnology, Inc., 11/04 — 8/06), VP & Gen. Mgr., Zila Biotechnology Inc., (02-04), Product Director, Integrated Physician Networks, (99-02)	September 21, 2006	1,617,170(1)

Wade Ford Brooksby, Phoenix, Arizona, USA CFO & Director	CFO Energy West, Inc. (04 -06), CFO SHABANG.com, (99-2000) CFO & Partner in TATUM Partners, LLC, (01-06); Chairman of Bd., Bungee International Manufacturing (93-99)	December 19, 2006	119,193(2)

Dr. Leroy Chiao* ^, Friendswood, Texas, USA Director	Visiting Professor to Louisiana State University & Executive VP and Director of Excalibur, Almaz (06 — present), NASA Astronaut (90-05);	December 19, 2006	0

Laurence Luke* ^ , Scottsdale, Arizona, USA Director	President of Salt River Capital Group, LLC (03 to present); President and General Counsel of TMW Enterprises, (87 - 03)	December 19, 2006	850,000(3)

R. Glenn Williamson* ^, Phoenix, Arizona , USA Director	Independent Financial Advisor (2000 — Present); CEO & Chairman Nest Ventures (00-Present); Managing Director of Investment Banking for Exeter Financial; (12/07 — Present); President Sweet Success Enterprises Inc. (06-07), Founder of Canada Arizona Business Council (03 — Present) Vice Chairman WAVO, (92-99) FINRA affiliation Myers & Associates (02-06);	February 27, 2007	0

Dr. J. Donald Capra, Oklahoma City, OK, USA Director, Member of Scientific Advisory Board	Chairman of the Scientific Advisory Board (07 — Present); President Emeritus Oklahoma Medical Research Foundation; (06-Present); President Oklahoma Medical Research Foundation (97-06);	January 4, 2008	0

NOTES:

(*)	Denotes member of audit committee

(^)	Denotes member of Compensation Committee

(1)	1,236,363 of these shares are held directly, 380,807 are held indirectly

(2)	These shares are held indirectly by a registered retirement plan. Mr. Brooksby is neither the manager nor the executor of the plan.

(3)	these shares are held indirectly by a registered retirement plan. These shares are held indirectly.
Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years. Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.
The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the central securities register maintained by the Company’s transfer agent.
10. EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at June 30, 2007, the Chief Executive Officer and the other three most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $150,000 (collectively “the Named Executive Officers”), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

					Long Term Compensation
					Awards
					Securities
		Annual Compensation			Under
				Other Annual	Options/	Restricted	Payouts
				Compensation	SARs	Shares or Restricted	LTIP	All Other
Name and Principal		Salary	Bonus	(1)	Granted	Share Units	Payouts	Compensation
Position	Year	(USD$)	(USD$)	(USD$)	(#)	(#)	($)	(USD$)
Jeff Morhet(4)	2007	Nil	200,655	242,677	1,240,290	Nil	Nil	6,820
	2006	Nil	Nil	104,796	650,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wade Brooksby	2007	23,797	Nil	155,790	765,289	Nil	Nil	5,944
	2006	Nil	Nil	63,690	300,000	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
A. Charles Morgan, (2)	2007	30,000	Nil	77,156	60,000	1,566,875(3)	Nil	Nil
	2006	Nil	Nil	110,000	350,000	Nil	Nil	Nil
	2005	Nil	Nil	77,907	200,000	Nil	Nil	Nil

NOTES:

(1)	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus of any of the named executive officers.

(2)	Dr. Morgan resigned as CEO and President of the Company on September 1, 2006.

(3)	These are Exchangeable Preferred Shares in a wholly owned subsidiary of the Company convertible to an equal number of common shares in the Company , that are bound by an escrow agreement.

(4)	Mr. Morhet replaced Dr. Morgan as CEO and President of the Company on September 1, 2006.
Long-Term Incentive Plan (LTIP) Awards
The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.
Options and Stock Appreciation Rights (“SAR’S”) Granted During the Most Recently Completed Financial Year
The Company has an existing stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees, consultants and consultant companies through the acquisition of shares pursuant to the grant of options to purchase shares. The Stock Option Plan is administered by the Board of Directors and such administration may be delegated to a committee of the Board of Directors of the Company, if appointed, from time to time. Under the Stock Option Plan, a maximum of 20%, up to a maximum of 6,330,603 shares, of the issued and outstanding shares of the Company are currently reserved for issuance on the exercise of stock options. Options are granted based on the assessment by the Board of Directors of the Company of the optionee’s past and present contribution to the success of the Company. The exercise price of options shall be determined by the Board of Directors at the time the option is granted, provided that such price may be at a discount to market price but it will not be less than the Discounted Market Price as defined in the TSX-V Policy 1.1. The options granted under the Stock Option Plan are not transferable and will not exceed a term of five years. In addition, the options must be exercised within (i) 90 days after the option holder ceases to be a director or an employee of the Company(30 days if the option holder was involved in Investor Relations activities), and (ii) such number of days following the death of the optionee as is specified in each optionee’s option agreement provided that this period shall not exceed one year from the Optionee’s death.

Options and Stock Appreciation Rights (“SAR’s”) Granted During the Most Recently Completed Financial Year
The following table sets out information with respect to all stock options to purchase or acquire securities of the Company or any of its subsidiaries and any SARs granted to Named Executive Officers and directors of the Company during the fiscal year ended June 30, 2007.

				Market Value of
				Securities
	Securities	% of Total		Underlying
	Under Options /SARs	Options/SARs	Exercise or	Options/SARs on the
	Granted in	Granted to	Base Price	Date of Grant
Name	Financial Year -	Employees in FYear	($/Security)	($/Security) -
(a)	(#) - (b)	- (c)	(d)	(e)	Expiration Date - (f)
Jeff Morhet	150,000	46.52%	$0.76	$0.95	12/15/08
	248,500		$0.82	$1.03	2/27/10
	781,790		$0.56	$0.70	11/28/11
	60,000		$0.71	$0.89	12/19/11
Wade Brooksby	273,500	28.70%	$0.82	$1.03	2/26/10
	431,789		$0.56	$0.70	11/27/11
	60,000		$0.71	$0.89	12/19/11
Laurence Luke	60,000	2.25%	$0.71	$0.89	12/18/11
Dr. Leroy Chiao	60,000	2.25%	$0.71	$0.89	12/18/11
R.Glenn Williamson	60,000	2.25%	$0.82	$1.03	2/26/10
Gail Thurston	60,000	2.25%	$0.71	$0.89	12/18/11
Thomas Wharton	70,000	2.63%	$0.92	$1.15	2/5/09
The Company did not reprice downward any options or SARs held by Named Executive Officers during the most recently completed financial year.
The Company does not have a pension plan or other defined benefit or actuarial plan.
Aggregated Option/SARs Exercises During the Most Recently Completed Financial Year
The following table sets forth details of all exercised stock options and SAR’s during the most recently completed financial year ended June 30, 2007 by each of the Named Executive Officers and directors and the financial year end value of unexercised in-the-money options and SAR’s on an aggregated basis.
Aggregated Option/Sar Exercises
During The Most Recently Completed Financial Year
And Financial Year-End Option/Sar Values

Value of
			Unexercised	Unexercised in the
			Options/SARs at	Money Options/SARs at
	Securities		FY-End (1)	FY-End(1)(2)
	Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)(3)	Unexercisable	Unexercisable
(a)	(b)	(c)	(d)	(e)
Jeff Morhet	100,000	15,000	333,333 / 66,667	33,333
Thomas Wharton	70,000	10,500	41,667 / 8,333	3,750
Wade Brooksby	N/A	N/A	225,000 / 75,000	13,250

Notes

(1)	As at June 30, 2007.

(2)	Number of the unexercised options times the net of the closing of the common shares at the end of the financial year end ($0.39) and the exercise price.

(3)	Options exercised times the net of the closing price of common shares on the exercise date and the exercise price.
Termination of Employment, Changes in Responsibility and Employment Contracts
The Company and its subsidiaries do not have any employment contracts with any Named Executive Officer except as follows:

Name	Terms and Conditions
JEFF MORHET	Employment agreement entered into November 28, 2006 setting out terms and conditions of employment of Jeff Morhet, as President and CEO of the Company. All payments were made to Jeff Morhet LLC.

WADE BROOKSBY	Employment agreement entered into October 15, 2006, setting out terms and conditions of employment of Wade Brooksby as CFO of the Company.
The employment agreements define the compensation, if any, that may be received by the named executive officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000 except as follows:.

Name	Terms and Conditions
JEFF MORHET	On October 1, 2006, the Company entered into an employment agreement with Jeff Morhet. Mr. Morhet’s employment agreement provides for an initial base salary of $265,000 and periodic salary adjustments as determined by the Board. Mr. Morhet’s employment agreement provides for annual incentive compensation under a program to be developed by the Board and for a grant of 850,000 options, with additional grants of 150,000 options on each of the first and second anniversaries of the effective date of the employment agreement. All stock options shall be granted on the terms and conditions set out in the Company’s Stock Option Plan.

Mr. Morhet’s agreement was effective October 1, 2006 and modified November 28, 2006, and continues until terminated as provided in the agreement. The agreement provides 200% of his annual base salary and continuation of medical benefits for 24 months, reimbursement for continuing education, outplacement assistance, full vesting of stock options and payment of a pro-rated annual bonus following termination by the Company without cause or termination by Mr. Morhet if the Company changes his title, materially reduces his duties or authority, requires him to report internally other than to the Board, or requires a relocation from the Arizona area, other than by his voluntary resignation. In the event that Mr. Morhet’s employment is terminated by the Company without cause or by Mr. Morhet for any of the reasons listed above following a change in control of the Company, Mr. Morhet is entitled to continuation of base salary and medical benefits for up to two years, payment of a prorated annual bonus, and up to two times’ his target annual bonus, Under the employment agreement, Mr. Morhet is subject to confidentiality, conflict of interest and nonsolicitation provisions.

WADE BROOKSBY	On October 15, 2006, the Company entered into an employment agreement with Wade Brooksby. Mr. Brooksby’s employment agreement provides for an initial base salary of $235,000 and periodic salary adjustments as determined by the Board. Mr. Brooksby’s employment agreement provides for annual incentive compensation under a program to be developed by the Board and for a grant of 550,000 options, with additional grants of 150,000 options on each of the first and second anniversaries of the effective date of the employment agreement. All stock options shall be granted on the terms and conditions set out in the Company’s Stock Option Plan.

Mr. Brooksby’s agreement was effective October 15, 2006 and modified November 28, 2006, and continues until terminated as provided in the agreement. The agreement provides 100% of his annual base salary and continuation of medical benefits for 12 months, reimbursement for continuing education, outplacement assistance, full vesting of stock options and payment of a pro-rated annual bonus following termination by the Company without cause or termination by Mr. Brooksby if the Company changes his title, materially reduces his duties or authority, requires him to report internally other than to the President and CEO, or requires a relocation from the Arizona area, other than by his voluntary resignation. In the event that Mr. Brooksby’s employment is terminated by the Company without cause or by Mr. Brooksby for any of the reasons listed above following a change in control of the Company, Mr. Brooksby is entitled to continuation of base salary and medical benefits for up to one year, payment of a prorated annual bonus, and his target annual bonus, Under the employment agreement, Mr. Brooksby is subject to confidentiality, conflict of interest and nonsolicitation provisions.
Composition of the Compensation Committee
The Company had an Executive Compensation Committee during the most recently completed financial year which consisted of three members, Leroy Chiao, Laurence Luke, and Glenn Williamson. All the members of the Executive Compensation Committee are independent directors of the Company.

Report on Executive Compensation
The Company’s executive compensation program consists of cash payments, the grant of incentive stock options and the issuance of restricted performance escrow shares which are described below. The incentive stock options are used to attract and retain qualified personnel, to motivate performance with incentive compensation and to foster identification with shareholder interests. Factors considered by the directors in determining executive compensation are largely subjective, including their respective perception of each individual’s performance, level of responsibility and relative contribution to the performance of the Company, and their respective general knowledge of compensation levels in the mineral resource industry. The directors use the nation’s leading independent compensation consultant to obtain comparative executive and director compensation information benchmarked to specific peer groups within similar companies in the biotechnology industry.
The Company has issued no escrow shares during the most recently completed financial year ending June 30, 2007.
Directors’ Compensation
Directors of the Company are paid a stipend of $600 USD per director for each meeting of the Board of Directors attended and are granted 60,000 stock options each per annum. In addition, each director is paid $3,000 USD per month, and each director who serves as Chairman of the Board, or as Chairman of the Audit Committee or Compensation Committee is paid $3,000 USD per year. In addition, certain directors may be compensated for services as consultants or experts.
Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.
The Directors have been granted and/or exercised the incentive stock options described above under the heading “Options and Stock Appreciation Rights”.
11. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.
12. INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS
Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries save and except for the transactions referred to under the headings “Executive Compensation” and “Particulars of Other Matters to be Acted Upon” or otherwise disclosed herein or set forth below.
13. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as set forth in the Information Circular, no director or senior officer of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.
14. MANAGEMENT CONTRACTS
Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.
15. CORPORATE GOVERNANCE
Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:
Board of Directors
The Board is responsible for the general supervision of the management of the Company’s business and affairs with the objective of enhancing shareholder value. The Board discharges its responsibilities directly and through its committees, which currently consists of an Audit Committee.
The Board is currently comprised of seven (7) directors of which 5, Leroy Chiao, Laurence Luke, Dr. J. Donald Capra, R. Glenn Williamson and Gail Thurston are independent. In British Columbia, a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant security holder.
Directorships
Please refer to section 9 of this Information Circular under the heading entitled “Election of Directors” which discloses the directorships in other issuers.
Orientation and Continuing Education
The Company has an orientation program for new directors. New directors will receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. They will also meet with and be briefed by senior management.
With respect to providing continuing education for the Company’s directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, any changes in the regulatory environment affecting the Company’s business and changes in their roles as directors of a public company.
Ethical Business Conduct
The Board has not adopted a written code of business conduct and ethics but encourages and promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
To ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board has approved a policy requiring directors to act in the interest of the Company at all times. If a director or member of the director’s family has or may have a conflict, the director is required to disclose such conflict and either eliminate the conflict or abstain from participation in any discussion or decision making process in relation to the subject matter of the conflict.
Nomination of Directors
The Board has concluded that its small size allows it to effectively conduct the majority of the Company’s business at the full Board level rather than through delegation to several single purpose Board committees. The Board as a whole is responsible for identifying and recommending new nominees to the Board. The process by which the Board identifies new candidates is through recommendations from Board members based on corporate law and regulatory requirements as well as relevant education and experience related to the Company’s business.
Compensation
The Company had an Executive Compensation Committee during the most recently completed financial year which consisted of three members, Leroy Chiao, Laurence Luke and R. Glenn Williamson. All the executive members of the Executive Compensation Committee are independent directors of the Company.
Based on the recommendations of the Executive Compensation Committee, the Board reviews and determines compensation for the Executives of the Company to ensure it reflects the responsibilities and risks of being an officer and/or director of a public company. The Board conducts reviews with regard to executives compensation once a year. To make its recommendations on executives compensation, the Executive Compensation Committee has engaged an independent research compensation management service company to benchmark the types of compensation and the amounts paid to directors of comparable publicly traded companies.
Other Board Committees
The Company has an Audit Committee and an Executive Compensation Committee at this time. See section 16 of this Information Circular under the heading entitled “Audit Committee and Relationship with Auditor”.
Assessments
The Board, its Audit Committee and Executive Compensation Committee, and its individual executives are assessed regularly, at least on an annual basis, as to their effectiveness and contribution. In addition, the Chairman encourages discussion among the Board or the committee members, as the case may be, as to their evaluation of their own effectiveness over the course of the year. All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.
16. AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR
Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires that the Company, as a venture issuer, disclose annually in its management information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:
The Company’s audit committee is governed by an audit committee charter, a copy of which is attached as Schedule “A” hereto.
MI 52-110 requires that the audit committee be comprised of at least three directors, the majority of which must be “independent” and, subject to certain limited exceptions, “financially literate”, as defined in MI 52-110. The Company’s audit committee is comprised of three directors, Laurence Luke, Leroy Chiao and R. Glenn Williamson . As defined in MI 52-110, all members of the Audit Committee are “independent”. The Audit Committee held six meetings during the year ending June 30, 2007 and all members attended all the meetings. Further, as defined in MI 52-110, all of the audit committee members are “financially literate”. Accordingly, the Company’s audit committee meets the composition and financial literacy requirements of MI 52-110.
Since the commencement of the Company’s most recently completed financial year, the Company’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.
Since the effective date of MI 52-110, the Company has not relied on exemptions in sections 2.4 or 8 of MI 52-110.
The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.
The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follow:

		Audit Related
Financial Year ending	Audit Fees	Fees	Tax Fees	All other Fees
June 30, 2007	60,400	1,995	Nl	Nil
June 30, 2006	63,000	Nil	Nil	Nil
17. PARTICULARS OF OTHER MATTERS TO BE ACTED ON
(a)	Resolution to Amend Stock Option Plan

The shareholders of the Company will be asked to pass an ordinary resolution at the Meeting to approve an amendment to the the Stock Option Plan increasing the maximum number of common shares which may be issued pursuant to options granted from the existing 6,330,603 shares to 10,746,923.

Management of the Company recommends to the Shareholders that the foregoing resolution be passed.

(b)	Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
DATED as of this 15th day of February, 2008.
BY ORDER OF THE BOARD

Jeff Morhet
Chairman of the Board of Directors

Schedule “A”
AUDIT COMMITTEE CHARTER
InNEXUS BIOTECHNOLOGY INC.
(the “Company”)
APPROVED BY THE AUDIT COMMITTEE JANUARY 4, 2008
(Implemented pursuant to Multilateral Instrument 52-110 (the “Instrument”))
This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.
PART I
Purpose:
The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.
1.1 Definitions
In this Charter,
“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;
“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;
“audit services” means the professional services rendered by the Company’s external auditor for the audit and review of the Company’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;
“Board” means the board of directors of the Company;
“Charter” means this audit committee charter;
“Company” means INNEXUS BIOTECHNOLOGY INC.
“Committee” means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;
“Control Person” means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;
“executive officer” means an individual who is:
a)	the chair of the Company;

b)	the vice-chair of the Company;

c)	the President of the Company;

d)	the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e)	an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f)	any other individual who performs a policy-making function in respect of the Company;
“financially literate” has the meaning set forth in Section 1.3;
“immediate family member” means a person’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual’s home;

“independent” has the meaning set forth in Section 1.2;
“Instrument” means Multilateral Instrument 52-110;
“MD&A” has the meaning ascribed to it in National Instrument 51-102;
“Member” means a member of the Committee;
“National Instrument 51-102” means National Instrument 51-102 Continuous Disclosure Obligations;
“non-audit services” means services other than audit services;
1.2 Meaning of Independence
1. A Member is independent if the Member has no direct or indirect material relationship with the Company.
2. For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgement.
3. Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:
a)	a Control Person of the Company;

b)	an Affiliate of the Company; and

c)	an employee of the Company.
1.3 Meaning of Financial Literacy — For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
PART 2
2.1 Audit Committee — The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.
2.2 Relationship with External Auditors — The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.
2.3 Committee Responsibilities
1. The Committee shall be responsible for making the following recommendations to the Board:
a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

b)	the compensation of the external auditor.
2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:
a)	reviewing the audit plan with management and the external auditor;

b)	reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)	reviewing audit progress, findings, recommendations, responses and follow up actions;

d)	reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e)	reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f)	reviewing the evaluation of internal controls by the external auditor, together with management’s response;

g)	reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h)	annual approval of audit mandate.
3. The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer’s external auditor.
4. The Committee shall review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.
5. The Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.
6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.
7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.
8. The Committee shall, as applicable, establish procedures for:
a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
9. As applicable, the Committee shall establish, periodically review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.
10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.
2.4 De Minimis Non-Audit Services
1. The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:
a)	the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the fiscal year in which the services are provided;

b)	the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)	the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.
2.5 Delegation of Pre-Approval Function
1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).
2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.
PART 3
3.1 Composition
1. The Committee shall be composed of a minimum of three Members.
2. Every Member shall be a director of the issuer.
3. The majority of Members shall be independent.
4. Every audit committee member shall be financially literate.

PART 4
4.1 Authority
1. Until the replacement of this Charter, the Committee shall have the authority to:
a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)	to set and pay the compensation for any advisors employed by the Committee,

c)	to communicate directly with the internal and external auditors; and

d)	recommend the amendment or approval of audited and interim financial statements to the Board.
PART 5
5.1 Disclosure in Information Circular — If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).
PART 6
6.1 Meetings
1. The Committee shall meet at such times during each year as it deems appropriate.
2. Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.
3. Minutes shall be kept of all meetings of the Committee.

Request for Voting Instructions (“VIF”)
GENERAL MEETING OF SHAREHOLDERS OF
INNEXUS BIOTECHNOLOGY INC.
Boardroom, Marriott Courtyard Hotel @ the Mayo Clinic, 13444 East Shea
Boulevard, Scottsdale, AZ, 85259
ON Monday, March 17, 2008, AT 8:00 AM, Mountain Standard Time
To our securityholders:
We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.
Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG, Chartered Accountants as auditors of the Company
2. To authorize the Directors to fix the Auditors’ remuneration
3. To determine the number of Directors at six (6)
4. To elect as Director, JEFF MORHET
5. To elect as Director, WADE BROOKSBY
6. To elect as Director, Dr. LEROY CHIAO
7. To elect as Director, LAURENCE LUKE
8. To elect as Director, GLENN WILLIAMSON
9. To elect as Director, Dr. J. DONALD CAPRA
10. To approve the amendment of the Stock Option Plan
11. To transact such other business as may properly come before the meeting

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.
If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.
This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)
SECURITYHOLDER SIGN HERE:
DATE SIGNED:
                       THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

    IF YOU WISH TO:
A)	VOTE IN PERSON AT THE MEETING or

B)	APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF, PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:
SECURITYHOLDER SIGN HERE:
DATE SIGNED:
If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact YASMIN JUMMA at PCTC at 604-689-9853.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY” no later than forty-eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.
The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.
IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM
BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)
OR INTERNET VOTING AT http://www.webvote.pctc.com

Proxy
ANNUAL GENERAL MEETING
MEETING OF SHAREHOLDERS OF INNEXUS BIOTECHNOLOGY INC.
TO BE HELD AT Boardroom, Marriott Courtyard Hotel @ the Mayo Clinic, 13444
East Shea Boulevard, Scottsdale, AZ, 85259
ON Monday, March 17, 2008, AT 8:00 AM, Mountain Standard Time
I/We being registered shareholder(s) of the Company hereby appoint:
•	JEFF MORHET, a Director of the Company, or failing this person,

•	WADE BROOKSBY, a Director of the Company, or failing this person

•	DR. LEROY CHIAO, a Director of the Company, or failing this person

•	LAURENCE LUKE, a Director of the Company, or failing this person

•	R. GLENN WILLIAMSON, a Director of the Company, or in the place of the foregoing,
(print the name)                                                             ,
as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.
I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.
I/We hereby revoke any proxy previously given to attend and vote at said Meeting.
SECURITYHOLDER SIGN HERE:
DATE SIGNED:
THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.
Resolutions (For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of KPMG, Chartered Accountants as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at six (6)			N/A
4. To elect as Director, JEFF MORHET		N/A
5. To elect as Director, WADE BROOKSBY		N/A
6. To elect as Director, Dr. LEROY CHIAO		N/A
7. To elect as Director, LAURENCE LUKE		N/A
8. To elect as Director, GLENN WILLIAMSON		N/A
9. To elect as Director, Dr. J. DONALD CAPRA
10. To approve the amendment of the Stock Option Plan
11. transact such other business as may properly come before the meeting
12.
13.
14.
15.

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b) appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.	Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.	To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.
VOTING METHODS
INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.
TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.
RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.
Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

InNEXUS BIOTECHNOLOGY INC.
(the “Issuer”)
Request for Financial Statements
National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer’s supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer’s profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.
I wish to receive annual financial statements and MD & A
☐
I wish to receive interim financial statements and MD & A
☐

COMPLETE AND RETURN THIS FORM TO:
PACIFIC CORPORATE TRUST COMPANY
Proxy Department, 2nd Floor — 510 Burrard Street
Vancouver, BC, V6C 3B9
Fax: : 604 689-8144
NAME:
ADDRESS:
POSTAL CODE:
I confirm that I am the BENEFICIAL owner of                      shares of the Issuer.
I confirm that I am the REGISTERED owner of                      shares of the Issuer.
SIGNATURE OF SHAREHOLDER:
DATE:
CUSIP: 45771Q
SCRIP COMPANY CODE: